Silver Standard Resources Inc.
999 West Hastings St., Suite 1400
Vancouver, British Columbia, Canada
V6C 2W2

January 16, 2013

VIA EDGAR

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Silver Standard Resources Inc. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-35455

Dear Ms. Jenkins:

Silver Standard Resources Inc. (the “Company”) acknowledges receipt of the comment letter dated December 12, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 20-F (the “Form 20-F”) and hereby submits this letter in response to the Comment Letter.  For ease of reference, the Staff’s comments are reprinted below and followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2011

Selected Financial Data, page 1

1.
Comment: We note your selected financial data prepared under IFRS is presented alongside your data prepared under Canadian GAAP. Please modify your presentation consistent with Instruction 3 of General Instruction G to Form 20-F. Additionally, please reconcile any selected financial data provided under Canadian GAAP to U.S. GAAP. For additional information, please refer to the highlights of the March 4, 2008 and May 22, 2012 meetings of the International Practices Task Force, which can be found at http://thecaq.org/iptf/highlights.htm.

Response:

Presentation in accordance with Instruction 3 of General Instruction G on Form 20-F

“Companies electing to include or incorporate by reference Previous GAAP financial information shall not present that information side-by-side with IFRS financial information.”

The Company recognizes that this instruction was not adhered to in Table 1 of Item 3 A - Selected Financial Data. However, the Company believes that the disclosure in the table is clear as to which years are presented, and under which accounting basis. The preamble above the table clearly outlines the accounting basis and each column is clearly labeled with either “IFRS” or “GAAP”.  Because the Company believes the annual report on Form 20-F for its fiscal year ended December 31, 2011 is not materially misleading in its presentation of the selected financial data, the Company respectfully requests that compliance with this Comment 1 apply to future reports and that the Company not be required to file an amendment to its annual report on Form 20-F for its fiscal year ended December 31, 2011.  The Company expects to file an annual report on Form 40-F for its fiscal year ended December 31, 2012 by March 31, 2013 and will comply with this instruction in that filing.

Reconciliation to US GAAP for years 2007 to 2009

Under General instruction G(c), “the issuer shall present selected historical financial data in accordance with US GAAP for the five most recent financial years, except as the issuer is otherwise permitted to omit US GAAP information for any of the earliest of the five years pursuant to Item 3.A.1 (1).”

Under rule 3.A.1, “selected financial data for either or both of the earliest two years of the five-year period may be omitted…if the company represents to the host country regulator that such information cannot be provided, or cannot be provided on a restated basis, without unreasonable effort or expense.”

Further, the International Practices Task Force (“IPTF”) on November 24, 2009 confirmed that no US GAAP information is required to be included in selected financial data for any periods, unless a company voluntarily provides previous GAAP information in the selected financial data (for those years prior to IFRS adoption). Q&A 17 in IPTF meeting March 4, 2008 “A - A first-time adopter of IFRS is not required to present selected financial information in accordance with US GAAP for those periods that are presented in accordance with IFRS as issued by the IASB and are not required to be reconciled to US GAAP. First-time adopters of IFRS are permitted to follow the guidance in Item 3.A of Form 20-F, which does not require selected financial data on a US GAAP basis when the financial statements are presented in conformity with IFRS as issued by the IASB.”

It was noted that this conclusion was unclear, and the IPTF meeting November 24, 2009, concluded that “IFRS/IASB filers do not have to present US GAAP information for any of the years in the five-year period for selected financial data, unless a Company voluntarily provides Previous GAAP information.”

The Company misunderstood these requirements and it did not realize that ‘voluntarily’ including previous GAAP numbers created a US GAAP reconciliation requirement. Given that the voluntary information dates from 2007 to 2009 and that those years are reconciled to US GAAP in the relevant financial statements for those years, the Company believes the annual report on Form 20-F for the its fiscal year ended December 31, 2011 is not materially misleading. The Company will comply with all reconciliation requirements going forward and respectfully requests that compliance with this Comment 1 not require that the Company file an amendment to its annual report on Form 20-F for its fiscal year ended December 31, 2011. The Company expects to file an annual report on Form 40-F for its fiscal year ended December 31, 2012 by March 31, 2013 and will comply with these requirements in that filing.

Operating Results, page 67

2.
Comment: Throughout your review of the annual financial results, including your tabular presentation of financial results on page 70, we note you have included comparisons of operating results prepared under IFRS for 2011 and 2010 to those prepared under Canadian GAAP for earlier years. Please modify your presentation in accordance with General Instruction G(e) of Form 20-F.

Response:

General Instruction G(e) – “The issuer shall present the information required pursuant to Item 5. The discussion should focus on the financial statements for the two most recent financial years prepared in accordance with IFRS as issued by the IASB. No part of the discussion should relate to financial statements prepared in accordance with Previous GAAP.”

Item 5 requires the operating analysis for the historical periods covered by the financial statements, and the Company understood this to be three years of financial information as normally required for annual reports filed on Form 20-F.  The Company did not realize that General Instruction G(e) provided an exemption from providing information prior to the adoption of IFRS. In situations where a material GAAP difference impacted the analysis, the Company believes it clearly illustrated such impact in the accompanying commentary. For example, on page 72 the Company states: “The unrealized gain on financial instruments at fair value through profit and loss (“FVTPL”) is primarily from the convertible notes, for which a gain of $20.2 million was recorded in 2011 compared to a loss of $1.1 million in 2010. This item was not recorded in 2009 as this instrument did not meet the definition of a derivative liability under Canadian GAAP.”

The Company believes that, although not in conformance with General Instruction G(e), the disclosure provided is not materially misleading to a reader of the report and provides a fulsome analysis of the Company’s performance over a three year period.  The Company will comply with all General Instruction G(e) requirements going forward and respectfully requests that compliance with this Comment 2 apply to future reports and that the Company not be required to file an amendment to its annual report on Form 20-F for its fiscal year ended December 31, 2011. The Company expects to file an annual report on Form 40-F for its fiscal year ended December 31, 2012 by March 31, 2013 and will comply with this instruction in that filing.

Non-GAAP Financial Performance Measures, page 86

3.
Comment: Your computation of cash cost per ounce of silver begins with “cost of inventory per income statement” which does not appear to correspond with the amounts presented on your statements of income. Please modify your disclosure to reconcile your non-GAAP measure with the most directly comparable financial measure or measures calculated and presented in accordance with IFRS. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. Please also clarify what “movement in inventory” represents and how this adjustment is derived.

Response:

Item 10(e)(1)(i)(B) of Regulation S-K states “A reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts, for forward looking information, of the differences between the non-GAAP financial measure disclosed or released with the most directly comparable financial measure of measures calculated and presented in accordance with GAAP identified in paragraph (e)(1)(i)(A) of this section.”

The Company believes that it complied with Item 10(e)(1)(i)(B) of Regulation S-K. The cost per ounce starts with “cost of inventory per income statement” (YTD2011=$66,694,000) which corresponds to Note 17 of the financial statements which has the same naming convention, and represents the most directly comparable

GAAP financial measure. Cost of inventory is ‘per’ the income statement as it is a component of Cost of sales which appears on the face of the income statement.

The Company appreciates the Staff's comment, and believes that a footnote reference to Note 17 in the financial statements would make the reconciliation clearer.   The Company will ensure that such clarifying footnote references are included in future filings.

‘Movement in inventory’ represents the change in inventory between costs recognized through the income statement and those remaining on the balance sheet due to timing differences between mining and milling (processing of material) activities, and sales. As per the Company’s accounting policy, in compliance with IFRS IAS16, costs are initially allocated to inventory as incurred, and then are removed from inventory through cost of sales. In 2011 production exceeded sales and thus costs (which are recorded as incurred) recorded to inventory were higher than the amount of cost removed from inventory and recognized in the income statement. This disclosure is very similar to that of industry peers.

Notes to the Consolidated Financial Statements, page F-11

Note 2a – Basis of Presentation and First Time Adoption of International Financial Reporting Standards, page F-11

4.
Comment: We note your disclosure that “The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of March 11, 2012, the date the statements were issued.” This appears to be inconsistent with the requirements of IFRS 1, particularly paragraphs 7 and 8. Please clarify or revise.

Response:

In the December 31, 2011 financial statements, the Company applied the same accounting policies as in its opening IFRS statement of financial position for all periods presented in our financial statements. These policies were based on IFRS effective as at December 31, 2011, as required by paragraph 7 of IFRS 1.

The Company acknowledges that the disclosure could have more clearly noted that IFRS in effect on the date that the Company’s Directors approved the financial statements, March 11, 2012, was the same as IFRS in effect on December 31, 2011 and will provide clear disclosure of this issue going forward. However, the Company believes that the disclosure in its annual report on Form 20-F for the year ended December 31, 2011 is not materially misleading and respectfully requests that compliance with this Comment 4 apply to future reports and that the Company not be required to file an amendment to its annual report on Form 20-F for its fiscal year ended December 31, 2011. The Company expects to file an annual report on Form 40-F for its fiscal year ended December 31, 2012 by March 31, 2013 and will comply with these requirements in that filing.

5.
Comment: We note that you do not address the mandatory exceptions, as set forth in paragraphs 14-17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify the items or class of items to which the exceptions were applied and describe the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to paragraph 23 of IFRS 1.

Response:

In preparing the financial statements under IFRS as at January 1, 2010, the Company believes that it complied with the requirements of IFRS 1, paragraphs 14-17 and Appendix B. The disclosures under paragraph 23, and further detailed in paragraphs 24-31C, are included primarily in Note 2 “Summary of Significant Accounting Policies” and Note 26, “Transition to International Financial Reporting Standards” of the Company’s financial statements. The Company does not believe that further disclosures are required by paragraphs 14-17 or Appendix B that are not included in our financial statements.

The most significant items in the financial statements impacted by the mandatory exceptions of IFRS 1 were various estimates. IFRS 1 requires that estimates in accordance with IFRS at the date of transition be consistent with estimates made for the same date in accordance with previous GAAP, this is specifically addressed in Note 2(a). In the financial statements, Note 2(u) – “Significant Accounting Judgments and Estimates” sets out a summary of our significant estimates. Certain of the estimates disclosed in Note 2(u) were impacted by the application of mandatory exceptions. The Company did not evaluate the impact of hindsight on previous estimates; however, in certain cases the recorded amounts associated with our estimates may have been different.

A summary of the Company’s consideration of IFRS, Appendix B is as follows:

1. IFRS 1, Appendix B2 and B3 – Derecognition of financial assets and financial liabilities

The Company did not have any historical transactions impacted by these items.

2. IFRS 1, Appendix B4, B5 and B6 – Hedge Accounting

This exception did not impact the financial statements because (a) all derivatives recognized in our financial statements under Canadian GAAP were already measured at fair value which is consistent with the IFRS requirements; (b) the Company did not have deferred gains or losses relating to derivatives on our financial statements under Canadian GAAP; and (c) the Company did not apply hedge accounting under Canadian GAAP.

3. IFRS 1, Appendix B7 – Non-controlling interests

The only impact that this exception had on the Company’s financial statements was that the Company’s total comprehensive income was attributed to the owners of the parent and non-controlling interests (IFRS 1, B7 (a)).

4. IFRS 1, Appendix B8 – Classification and measurement of financial assets

This exception did not impact the financial statements because there were no measurement differences between Canadian GAAP and IFRS.

5. IFRS 1, Appendix B9 – Embedded derivatives

This exception did not impact the financial statements because there were no separately identifiable embedded derivatives other than the convertible notes which had a different accounting treatment under IFRS and was fully disclosed in Note 26 (v) in the financial statements.

Note 2e – Revenue Recognition, page F-14

6.
Comment: We note you disclose that by-product sales proceeds are credited against cost of sales when they are not regarded as significant. Please provide us with the amount of by-product sales that were credited against cost of sales in 2010 and 2011.

Response:

The by-product that the Company considered insignificant was gold from the Pirquitas mine. Proceeds from sales of gold were $31,883 and $1,564 in the years ended December 31, 2010 and 2011, respectively.

Note 2h – Exploration and Evaluation Expenditure, page F-15

7.
Comment: Please expand your disclosure to clarify whether you capitalize any exploration and evaluation expenditures (e.g. greenfield exploration and prospecting activities) prior to obtaining the legal right to explore a specific area.

Response:

The Company does not capitalize any costs prior to obtaining the legal right to explore an area.  The Company does not believe that its accounting policy as disclosed in Note 2(h) to the financial statements is materially misleading and respectfully requests that compliance with this Comment 7 not require the Company to file and amendment to its annual report on Form 20-F for the fiscal year ending December 31, 2011.  The Company expects to file an annual report on Form 40-F for its fiscal year ended December 31, 2012 by March 31, 2013 and will clarify the policy wording to include the reference to the legal rights to explore an area in response to IFRS 6 paragraph 5(a) in that filing and other future filings.

8.
Comment: We note you disclose that general exploration costs are expensed in the period incurred. We also note exploration and evaluation expenditures on identifiable non-operating properties are capitalized. Please expand your disclosure to clarify the distinction between these two types of expenditures and how these determinations are made. Please also tell us whether your capitalization of exploration and evaluation expenses corresponds to your resource or reserve determinations.

Response:

The Company believes that its disclosure clearly identifies the nature of exploration and evaluation expenditure in note 2(h) to the financial statements, and believes that the policies presented meet the disclosure requirements of IFRS 6 paragraphs 23-25.

Capitalization does not correspond to mineral resource or mineral reserve determinations.

The Company respectfully requests that compliance with this Comment 8 not require that the Company file an amendment to its annual report on Form 20-F for its fiscal year ended December 31, 2011.

9.
Comment: You disclose that exploration costs at operating properties are expensed as incurred until a proven economically recoverable reserve is identified. Please tell us how this determination is made and whether it corresponds to your resource or reserve determinations prepared under NI 43-101.

Response:

Operating mining properties do not fall under the scope of IFRS 6. Therefore, for an exploration and evaluation asset to be recognized there must be a future economic benefit to the Company, consistent with the IASB framework. Thus, costs incurred are expensed until an economically recoverable mineral reserve is identified, i.e. a mineral reserve as defined under NI 43-101. Once a mineral reserve that meets the NI 43-101 definition is defined, the Company commences capitalizing additional costs incurred.

Note 2i – Property, Plant and Equipment, page F-16

10.
Comment: We note costs of major overhauls of existing equipment are capitalized within property, plant and equipment. Please provide a detailed discussion of what constitutes a major overhaul and how these costs meet the recognition criteria of IAS 16.

Response:

(IAS 16 para 7) “The cost of an item of property, plant and equipment is recognized as an asset if, and only if;

(a)	It is probable that future economic benefits associated with the item will flow to the entity; and

(b)	The cost of the item can be measured reliably.”

IAS 16 also notes that subsequent expenditures on an item may be capitalized only if they meet the same recognition criteria as for initial recognition as noted above. Therefore subsequent costs that maintain the economic benefits originally expected would be considered as repairs and maintenance and recognized as an expense when incurred. Subsequent costs that result in incremental economic benefits are considered improvements and recognized as an asset (these typically would be an increase in productive capacity, additional ability to generate future economic benefits or an extension of expected useful life).

Major overhauls are defined as improvement programs that increase the productivity or extend the useful life of the asset beyond that initially envisaged.

_____________________________

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (604) 637-6820.

Very truly yours,

/s/ Keenan Hohol
Keenan Hohol, Esq. Vice President, Legal and General Counsel Silver Standard Resources Inc.

cc:	James Giugliano, Angela Halac Securities and Exchange Commission Edwin S. Maynard, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Michael Lee, Esq., Lawson Lundell LLP